Exhibit 1

EXHIBIT 1

Equivalent of Directors of YA II PN, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Mark Angelo Director	President and Partner of Yorkville Advisors Global, LP	1012 Springfield Avenue Mountainside, New Jersey 07092	United States of America

Matthew Beckman Director	Partner of Yorkville Advisors Global, LP	1012 Springfield Avenue Mountainside, New Jersey 07092	United States of America